UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                               (AMENDMENT NO. 2)*


                                   I-Many Inc.
                                (Name of Issuer)


                   Common Stock, $0.0001 par value per share
                         (Title of Class of Securities)


                                    44973Q103
                                 (CUSIP Number)



                               December 31, 2001
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ] Rule 13d-1(b)

       [X] Rule 13d-1(c)

       [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  44973Q103                  13G           PAGE 2 OF 4 PAGES
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1       NAMES OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        CHILTON INVESTMENT COMPANY, INC.
        13-3667517
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                              (a) [ ]
                                                                        (b) [X]
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3       SEC USE ONLY

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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        STATE OF DELAWARE
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                        5       SOLE VOTING POWER

                                2,481,025
      NUMBER OF         --------------------------------------------------------
        SHARES          6       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 0
         EACH           --------------------------------------------------------
      REPORTING         7       SOLE DISPOSITIVE POWER
        PERSON
         WITH                   2,493,500
                        --------------------------------------------------------
                        8       SHARED DISPOSITIVE POWER

                                0
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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,493,500
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10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [ ]
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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.8%
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12        TYPE OF REPORTING PERSON (See Instructions)

          CO
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CUSIP NO.  44973Q103                                           PAGE 3 OF 4 PAGES

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Pursuant to Rule 13d-2(b) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, the Schedule 13G initially filed on November 20, 2000 by Chilton Investment Company, Inc., with respect to the common stock, $0.0001 par value (the "Common Stock") of I-Many, Inc., a Delaware corporation, (as amended by Amendment No. 1 to the Schedule 13G filed on February 9, 2001 (as amended, the "Schedule 13G") is hereby amended further by this Amendment No. 2 to the
Schedule 13G to report a change in the information reported in the previous filing on Schedule 13G. The Schedule 13G is hereby amended as follows:

Items 2(b) and 4 are hereby amended and restated in their entirety to read:

ITEM 2(B).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                 RESIDENCE.

                 1266 East Main Street, 7th Floor
                 Stamford, CT  06902

ITEM 4.         OWNERSHIP.

                (a)   Amount beneficially owned:    2,493,500 shares

                (b)   Percent of class: 6.8 %

                (c)   Number of shares as to which the person has:

                      (i)   Sole power to vote or to direct the vote: 2,481,025
                      (ii)  Shared power to vote or to direct the vote: 0
                      (iii) Sole power to dispose or to direct the disposition
                            of: 2,493,500
                      (iv) Shared power to dispose or to direct the disposition of: 0

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CUSIP NO.  44973Q103                                           PAGE 3 OF 4 PAGES

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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2002


                                       CHILTON INVESTMENT COMPANY, INC.



                                    By:/s/ Norman B. Champ III
                                       --------------------------------
                                       Name: Norman B. Champ III
                                       Title: Managing Director